Form 45-103F4

Report of Exempt Distribution

Issuer information

1.
State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

Silver Standard Resources Inc. #1180 – 999 W. Hastings Street Vancouver, B.C. V6C 2W2 Phone: 604-689-3846 Fax: (604) 689-3847
2.	State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.
The issuer is a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

Details of distribution

3.	State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.
April 21, 2004.
4.	For each security distributed:
(a) describe the type of security.
Common Shares.
(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.
17,500
5.	Provide details of the distribution by completing the attached schedule.
6.	Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Peru	$21.24	$371,700
Total dollar value of distribution in all jurisdictions (Canadian $)	-	$371,700

 Commissions and finder's fees

7.
Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

April 27, 2004
Date

Silver Standard Resources Inc.
Name of issuer or vendor (please print)

Linda J. Sue, Corporate Secretary
Print name and position of person signing

/s/ Linda J. Sue
Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Information not available to the public